Exhibit 4.12

AMENDED AND RESTATED FRAMEWORK AGREEMENT
Dated as of December 1, 2009
by and between
LDK Solar Co., Ltd.
and
Best Solar Co., Ltd.

AMENDED AND RESTATED FRAMEWORK AGREEMENT
     This AMENDED AND RESTATED FRAMEWORK AGREEMENT (the “Agreement”) is entered into as of this 1st day of December 2009 to amend and restate the framework agreement dated as of August 24, 2009 by and between LDK Solar Co., Ltd. (“LDK Solar”) and Best Solar Co., Ltd. (“Best Solar”). LDK Solar and Best Solar may be referred to herein individually as a “Party” and collectively as the “Parties”).
BACKGROUND
     WHEREAS LDK Solar, a leading manufacturer of multicrystalline solar wafers and a wafer processing service provider to monocrystalline and multicrystalline solar cell and module manufacturers, is a reporting issuer under the U.S. securities laws with its shares represented by American depositary shares listed on the New York Stock Exchange (“NYSE”) and is majority-owned by LDK New Energy Holding Limited (“LDKNE Holding”);
     WHEREAS Best Solar, a large manufacturer of solar modules and large provider of solar panel solutions possessing the relevant product qualifications in several jurisdictions, is a private company wholly owned by LDKNE Holding;
     WHEREAS, the Parties wish to cooperate with each other and take advantage of their respective complementary strengths in the different sectors of the photovoltaic industry in order to achieve a mutually beneficial result under the current market conditions, without breaching the legal, fiduciary and other obligations of the Parties and their respective affiliates under the relevant laws, including the U.S. securities laws and the NYSE rules, as a result of these related-party transactions; and
     WHEREAS, this Agreement is subject to the approvals of both Parties in accordance with their respective internal procedures.
     NOW THEREFORE, in the spirit of mutual cooperation and fairness to the interests of both Parties, the Parties hereto agree as follows:
ARTICLE I
PHOTOVOLTAIC DOWN-STREAM COOPERATION
     (a) Pursuant to the Provisional Administrative Measures Relating to Fiscal Funding Support to Golden Sun Trial Implementation Program issued by the PRC government on July 16, 2009, the PRC government has announced plans to financially support the construction and operation of photovoltaic power stations in China.
     (b) In order to take advantage of the opportunities created by these and other favorable PRC policies, LDK Solar hereby agrees to contract for solar module manufacturing services from Best Solar with the requisite solar cells supplied by LDK Solar; and Best Solar hereby agrees to provide such solar module manufacturing services to LDK Solar at prices no less favorable than those it offers to independent third parties with comparable quality and quantity.
     (c) LDK Solar will sign a supplemental module supply agreement (including purchase orders) to define the volume, delivery schedule, price and quality as well as the relevant module manufacture materials, such as wafers and cells, of the solar modules and/or the relevant tolling services to be provided by Best Solar.
     (d) Best Solar understands that these contractual arrangements with LDK Solar constitute related-party transactions and that LDK Solar will need to undertake and pass necessary internal control and other corporate governance procedures (including without limitation the review and approval of the pricing and other terms and conditions thereof by the audit committee of the board of directors of LDK Solar) before LDK Solar may enter into each of these related-party transactions.
     (e) Best Solar also understands and agrees that LDK Solar has established a photovoltaic engineering, procurement and construction (“EPC”) company to construct solar power stations in China and that LDK Solar has quality, quantity, delivery timing and other requirements and that Best Solar will make its best reasonable endeavors to comply with such requirements of LDK Solar.
ARTICLE II
PURCHASE AND SALE OF MODULE PRODUCTION CAPACITY
     (a) The Parties hereby agree that, when market and other conditions permit, LDK Solar may wish to purchase all or a certain part of the solar module production capacity of Best Solar on terms and subject to conditions fair to both Parties, including Best Solar establishing a dedicated production facility for solar module manufacturing exclusively for the purpose of supplying solar modules to LDK Solar; and Best Solar hereby agrees to entertain such discussion with a view to reaching a mutually beneficial agreement with LDK Solar.
     (b) Best Solar understands that such production capacity purchase arrangements with LDK Solar constitute related-party transactions and that LDK Solar will need to undertake and pass necessary internal control and other corporate governance procedures (including without limitation the review and approval of the pricing and other terms and conditions thereof by the audit committee of the board of directors of LDK Solar) before LDK Solar may enter into such related-party transactions.
ARTICLE III
ACQUISITION OF MODULE PRODUCTION FACILITIES
     (a) The Parties hereby agree that, when market and other conditions permit, LDK Solar may wish to purchase all or a portion of the solar module production facilities of Best Solar on terms and subject to conditions fair to both Parties; and Best Solar hereby agrees to entertain such discussion with a view to reaching a mutually beneficial agreement with LDK Solar.
     (b) Best Solar understands that such acquisition of module production facilities by LDK Solar constitutes a related-party transaction and that LDK Solar will need to undertake and pass necessary internal control and other corporate governance procedures (including without limitation the review and approval of the pricing and other terms and conditions thereof by the audit committee of the board of directors of LDK Solar and review and confirmation by independent financial advisors to LDK Solar, including their fairness opinions if required or necessary under the circumstances) before LDK Solar may enter into such related-party transactions.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
     (a) Representations and Warranties of LDK Solar. LDK Solar represents and warrants to Best Solar the following:
     (i) LDK Solar has full power, authority, and legal right to execute and deliver this Agreement, and to perform all of its obligations hereunder.
     (ii) LDK Solar has taken all actions that are necessary or advisable: (A) for the execution, delivery, performance, and observance by LDK Solar of this Agreement; and (B) for the validity, binding effect and enforceability of this Agreement.
(b)	Representations and Warranties of Best Solar. Best Solar represents and warrants to LDK Solar the following:
     (i) Best Solar has full power, authority, and legal right to execute and deliver this Agreement and to perform all of its obligations hereunder.
     (ii) Best Solar has taken all actions that are necessary or advisable: (A) for the execution, delivery, performance, and observance by Best Solar of this Agreement; and (B) for the validity, binding effect and enforceability of this Agreement.

     (iii) Best Solar has obtained IEC/EN6125, IEC61730 tested by TUV, UL1703 tested by ETL, CQC certifications for its solar module manufacturing and such certification remains valid, not revoked and without any modification or qualification by the certifying authorities.
     (iv) All certificates, licenses, permits, authorizations and approvals required or necessary for the module manufacturing business of Best Solar and its subsidiaries as presently conducted are validly held by Best Solar or its subsidiary, and Best Solar and its subsidiaries are in compliance, and has complied, in all material respects with all terms and conditions thereof.
     (v) Best Solar owns or has the right to use all of the intellectual properties, including without limitation any patent, patent application, patent right, trademark, trademark registration, trademark application, servicemark, trade name, business name, brand name, copyright, copyright registration, design or design registration, currently used or otherwise required or necessary in the module manufacturing business of Best Solar and its subsidiaries as presently conducted. The conduct of the business of Best Solar and its subsidiaries as presently conducted does not violate, conflict with or infringe the intellectual property of any other person. No claims are pending or, to the knowledge of Best Solar, threatened, against it or any of its subsidiaries by any person with respect to the ownership, validity, enforceability, effectiveness or use in the business of Best Solar and its subsidiaries of any such intellectual property.
     (vi) Best Solar and its subsidiaries are, and at all times have been, in compliance with all applicable laws, including those relating to occupational health and safety, and all judgments applicable to Best Solar, its subsidiaries or any assets owned or used by any of them, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect (a) on the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects of Best Solar and its subsidiaries, taken as a whole, or (b) on the ability of Best Solar to consummate the transactions contemplated herein on a timely basis and to perform its obligations under this Agreement.
ARTICLE V
COVENANTS
     (a) Covenants of Best Solar. Best Solar covenants and undertakes to LDK Solar as follows:
     (i) It shall promptly advise LDK Solar in writing of the occurrence of any matter or event that is material to the business, assets, condition (financial or otherwise), results of operations or prospects of Best Solar and its subsidiaries, taken as a whole.
     (ii) It shall promptly advise LDK Solar in writing of any conflict with, or infringement of, the intellectual property of any other person with respect to the ownership, validity, enforceability, effectiveness or use of the intellectual properties, including without limitation any patent, patent application, patent right, trademark, trademark registration, trademark application, servicemark, trade name, business name, brand name, copyright, copyright registration, design or design registration, that Best Solar and/or its subsidiaries currently own or use in their businesses.
     (iii) It shall promptly advise LDK Solar in writing of any amendment, revocation, cancellation, renewal, modification or qualification with respect to IEC/EN6125, IEC61730 tested by TUV, UL1703 tested by ETL, CQC and other certifications, from time to time, for its solar module manufacturing by the certifying authorities.
     (iv) It will promptly seek approvals, corporate, regulatory or otherwise, for the transactions contemplated hereunder and its performance of the obligations provided hereunder and shall promptly inform LDK Solar accordingly.
     (b) Covenants of LDK Solar. LDK Solar covenants and undertakes to Best Solar that it will promptly seek approvals, corporate, regulatory or otherwise, for the transactions contemplated hereunder and its performance of the obligations provided hereunder and shall promptly inform Best Solar accordingly.

     (c) Non-compete Covenants of the Parties. The Parties acknowledge that Best Solar has been engaged in solar module manufacturing as well as sale of solar modules in China and that LDK Solar has been engaged in photovoltaic system and/or solar power station construction in China with its EPC capability as well as sale of solar modules outside China; and the Parties hereby covenant and undertake to each other that they will each continue their engagements along the lines of their respective existing operations in the solar module business, without competing in the other’s operations as described above; provided, however, that such non-compete covenants of LDK Solar shall not apply upon its acquisition of any solar module production facility from Best Solar pursuant to Article III.
ARTICLE VI
GOVERNING LAW AND JURISDICTION
     (a) In the event of any claim, controversy or dispute between the Parties with respect to this Agreement, each Party agrees to consult with the other for a period of not less than ninety (90) days from the date notice is given by a Party to the other Party that a claim, controversy, or dispute exists in order to determine whether there is a mutually acceptable resolution.
     (b) In the event that the consultation provided for in paragraph (a) of this Article has not resulted in a mutually acceptable resolution, then such matter shall be exclusively and finally settled by arbitration held in Shanghai by China International Economic and Trade Arbitration Committee (“CIETAC”) in accordance with its prevailing rules at the time of arbitration, whose decision shall be final and legally binding on each Party. The arbitral tribunal shall consist of three (3) arbitrators to be appointed in accordance with such CIETAC rules. The arbitration fees payable to the arbitration organization and any reasonable attorney’s fees shall be borne by the losing Party unless otherwise determined in the arbitration award. The arbitration proceedings shall be conducted in Chinese.
     (c) Nothing in this Agreement shall prevent either Party from seeking provisional measures or other interim relief from any court of competent jurisdiction and any such request shall not be deemed incompatible with the agreement to arbitration in this Agreement or as a waiver of the right to arbitrate.
     (d) Pending resolution of the dispute in accordance with this Article, the Parties shall continue to punctually perform their respective obligations and duties under this Agreement, except for those relating to discrepancies under arbitration.
     (e) THIS AGREEMENT WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PEOPLE’S REPUBLIC OF CHINA.
ARTICLE VII
NOTICES
     All notices and other communications pursuant to this Agreement shall be in writing, in the English language (or accompanied by an accurate English translation upon which the other Party shall have the right to rely for all purposes under this Agreement), sent to the attention of the person indicated below, and effective upon receipt at the address or number listed below (or such other address or number provided by the relevant Party no less than 30 days prior to any notice or communication).
(a)	Notices to LDK Solar:

LDK Solar Co., Ltd. Xinyu Hi-Tech Industrial Park Jiangxi Province 338032 People’s Republic of China

Attention: Chief Financial Officer

Telephone: (+86) 139-7902-7936 Facsimile: (+86) 790-686-0060
(b)	Notices to Best Solar:

Best Solar Co., Ltd. 6/F Administrative Building 1368 Wuzhong Avenue Wuzhong District Suzhou, Jiangsu Province 215104 People’s Republic of China

Attention: President

Telephone: (+86) 135-8486-1569 Facsimile: (+86) 512-8225-0101
ARTICLE VIII
TERMINATION OF AGREEMENT
     This Agreement may be terminated at any time by either Party upon ninety (90) days written notice thereof being given to the other Party; provided, however, that the termination of this Agreement shall not affect any rights or obligations of either Party arising from this Agreement prior to such termination date.
     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered in counterparts, each of which shall have equal effect as of the date first above written.

LDK SOLAR CO., LTD		BEST SOLAR CO., LTD.

By:	/s/ Zhu Liangbao (Signature)	By:	/s/ Zhou Shan (Signature)

Name:	Zhu Liangbao (Print)	Name:	Zhou Shan (Print)

Title:	Authorized Signatory (Print)	Title:	Authorized Signatory (Print)